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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               WHAT A WORLD!, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   962433 10 8
                                 (CUSIP Number)


                            James Martin Kaplan, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  May 21, 1996
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                 / /

Check the following box if a fee is being paid with this statement.

                                / /
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               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 David F. Miller
                                   ###-##-####

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                               (a) / /


                                               (b) / /

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                                     PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                  / /

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

         Number of Shares          7.        SOLE VOTING POWER
         Beneficially Owned                     621,562
         by Each Reporting
         Person With
                                   8.        SHARED VOTING POWER
                                                         0

                                   9.        SOLE DISPOSITIVE POWER
                                                621,562

                                  10.        SHARED DISPOSITIVE POWER
                                                         0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                  621,562

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                / /

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       26.9%

       14.     TYPE OF REPORTING PERSON
                                       IN

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                                  SCHEDULE 13D

Item 1  - Security and Issuer.

         This Amendment No. 1 to Schedule 13D, dated October 11, 1996, relates to the Common Stock, par value $.01 per share ("Common Stock") of What A World!, Inc., a Delaware corporation (the "Company").

         The address of the Company's principal executive office is Suite 100, McCormick Center II-B, 10901 Roosevelt Boulevard, St.
Petersburg, Florida 33716.

Item 2 - Identity and Background.

         This Amendment No. 1 to Schedule 13D is being filed by David
F. Miller, the President, Secretary and a Director of the Company. The business address of Mr. Miller is 1678 South 8th Street,
Fernandina Beach, Florida 32034.

         Mr. Miller's principal occupations are President and Secretary of the Company and Chairman of the Board of PureIce of the South, Inc., a corporation principally owned by Mr. Miller, located at 4671 Edison Avenue, Jacksonville, Florida 32236.

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         During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In July 1993, Mr. Miller purchased 600,000 shares of Common
Stock of the Company (after giving effect to a 20,000-for-one stock split effected in July 1994) for a purchase price of $60,000. On September 8, 1994 Mr. Miller contributed 204,938 shares of Common Stock back to the Company. Mr. Miller also agreed to make certain loans to the Company (the "Original Stockholder Loans"), on a revolving and unsecured basis, from time to time until January 31, 1996, of up to $195,000. In connection with the Company's initial public offering of securities (the "Offering"), all of the outstanding principal amount owed to Mr. Miller under the Original Stockholder Loans was converted, as of November 17, 1994, into 39,000 shares of Common Stock at a price of $5.00 per share.

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         In September 1994, Mr. Miller gifted 10,000 shares of Common
Stock to each of four of his adult children.

         On November 28, 1994, Mr. Miller purchased 35,000 shares of Common Stock at a price of $5.00 per share in the Offering.

         Effective as of the effective date of the Offering and pursuant to the Company's 1994 Nonemployee Directors' Stock Option Plan, Mr. Miller was granted options to purchase 2,500 shares of Common Stock at a price of $5.00 per share.

         On March 26, 1996, pursuant to the Company's 1994 Stock Option Plan, Mr. Miller was granted options to purchase 100,000 shares of Common Stock at a price of $1.50 per share.

         On August 28, 1996, in connection with a Seasonal Secured Loan commitment in the aggregate amount of $270,000 made by Mr. Miller to the Company, Mr. Miller was granted warrants to purchase 90,000 shares of Common Stock. Such warrants are exercisable until August 31, 2001 at a price of $1.00 per share.

         All of Mr. Miller's purchases of Common Stock were from Mr. Miller's personal funds.

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Item 4.  Purpose of Transaction.

         Mr. Miller acquired the Common Stock and warrants for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Miller to acquire or dispose of Common Stock and Warrants, and other business opportunities available to Mr. Miller, and other relevant factors, Mr. Miller may in the future take such actions with respect to such holdings in the Company's Common Stock and Warrants as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock and Warrants in the open market, the purchase of additional Common Stock and Warrants in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock and Warrants now owned or hereafter acquired by Mr. Miller, either in a sale of Common Stock or Warrants in the open market or the sale of Common Stock or Warrants in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Miller has not formulated any plans or proposals which relate to or would result in any of the following:

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         (a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;
         (e) Any material change in the present capitalization or dividend policy of the Company;
         (f) Any other material change in the Company's business or corporate structure;
         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
         (j)  Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Miller owns directly 621,562 shares of Common Stock, including options to purchase an aggregate of 102,500 shares of Common Stock and warrants to purchase 90,000 shares of Common Stock, constituting, in the aggregate, approximately 26.9% of the issued and outstanding shares of such stock as of the date hereof.


         Hence, Mr. Miller has sole power to vote or direct the vote of 621,562 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 621,562 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

         (c) Except for the grant to Mr. Miller of options to purchase 100,000 shares of Common Stock and warrants to purchase 90,000 shares of Common Stock, each as described elsewhere herein, no transactions in Common Stock were effected by the persons named in response to Paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

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         (d) No person other than Mr. Miller has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Miller or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Miller and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that:

                  (i) In connection with the Offering, Mr. Miller agreed with Whale Securities Co., L.P. ("Whale"), the underwriter for the Offering, to vote for Whale's designee as a director of the Company until November
17, 1999.

                  (ii) Mr. Miller has certain "piggyback" registration rights pursuant to a stockholders agreement, dated as of July 21, 1993, the only material operative provisions of which remaining after the Offering involve such or similar registration rights.

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                  (iii) Mr. Miller has certain "piggyback" registration rights pursuant to the Warrant and Registration Agreement, dated as of August
28, 1996, by and between the Company and Mr. Miller.


Item 7.  Material to be Filed as Exhibits.

           1. Letter Agreement dated November 17, 1994, by David F. Miller in favor of Whale Securities Co., L.P. (previously filed).

           2. Form of Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Miller (filed herewith).

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           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996



                                       By /s/ David F. Miller
                                         --------------------------------------
                                         David F. Miller

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                                INDEX OF EXHIBITS


      Exhibit

1.    Letter Agreement dated November 17, 1994, by David
      F. Miller in favor of Whale Securities Co., L.P.
      (previously filed).

2. Form of Warrant and Registration Agreement dated as of August 28, 1996, by and between What A World!, Inc. and David F.
      Miller (filed herewith).

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